Mail Stop 04-06

      December 28, 2004

Via facsimile to (602) 952-0544 and U.S. Mail

James M. Powers, Jr.
President and Chief Executive Officer
iLinc Communications, Inc.
2999 North 44th Street, Suite 650
Phoenix, AZ  85018

Re:   	iLinc Communications, Inc.
      Form 8-K filed December 20, 2004
      File No. 001-13725

Dear Mr. Powers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 20, 2004
1. Your Form 8-K has been filed on EDGAR as reporting an event under
Item 9.01. This is incorrect and needs to be modified to indicate that the event is also being reported under Item 4.01. To correct this, you need to fax a letter requesting this change to Filer Support at (202) 504-2474. The request must be signed by you and include the following:

* Company name

* Type of Form filed

* Date Form filed

* Change requested

* Accession Number of Filing
2. Revise to state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each material weakness.
See Item 304(a)(1)(v) of Regulation S-K.
3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Form 10-Q for the quarter ended September 30, 2004

We monitored your Form 10-Q solely related to the matters below.

Item 4 - Controls and Procedures
4. We note your statement that the chief executive officer and chief financial officer have concluded that the Company`s disclosure controls and procedures are effective "except as communicated by the
Company`s independent registered public accountants to the Company`s
Audit Committee on November 12, 2004 and as further described below."
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
5. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.
6. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:
a) in what period each material weakness and accounting error or misapplication of GAAP occurred,
b) the amount of each accounting error and misapplication of GAAP,
c) the reason(s) for each error or misapplication of accounting,
d) whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
e) in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
7. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

* * * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested should be filed as promptly as possible. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-1987, or in my absence, to Robert Benton at (202) 942-1811.

Sincerely,


Tamara Tangen
      Staff Accountant
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iLinc Communications, Inc.
December 28, 2004
Page 4